U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

________________________

SCHEDULE 14D-9

________________________

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

________________________

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Name of Subject Company)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Name of Person(s) Filing Statement)

Preferred Shares, no par value, and

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Preferred Share, no par value

(Title of Class of Securities)

________________________

N/A (Preferred Shares)

64109T201 (American Depositary Shares)

(CUSIP Number of Class of Securities)

________________________

Marcio Minoru Miyakava
Investor Relations Officer

Tel: +55 11 2111 2811

Rua Verbo Divino, 1356

São Paulo-SP-04719-002

Brazil

Copies to:

Gregory V. Gooding, Esq.
Paul M. Rodel, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY  10022
(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

    [  ]       Check the box if the filing relates solely to preliminary communications made before the                 commencement of a tender offer.

Item 1.  Subject Company Information.

The name of the subject company is Net Serviços de Comunicação S.A., a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil.  Net Serviços de Comunicação S.A. is referred to herein as “Net Serviços”.  Net Serviços’ principal executive offices are located at Rua Verbo Divino, 1356, São Paulo-SP-04719-002, Brazil.  The telephone number of Net Serviços is +55 11 2111 2811.

The securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates are the preferred shares, no par value, of Net Serviços (the “Preferred Shares”) and the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Preferred Share (the “ADSs”).  As of September 14, 2010, 228,503,916 Preferred Shares (including Preferred Shares represented by ADSs) were issued and outstanding.

Item 2.  Identity and Background of Filing Person.

The name, business address and business telephone number of Net Serviços, which is the person filing this Statement, are set forth in Item 1 above.

This Statement relates to the tender offer (the “Offer”) made by Empresa Brasileira de Telecomunicações S.A. – Embratel, a corporation organized under the laws of the Federative Republic of Brazil (“Embratel”), a subsidiary of Embratel Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Embrapar”), to purchase any and all Preferred Shares (including Preferred Shares represented by ADSs) of Net Serviços, other than Preferred Shares held by Embrapar.  The purchase price offered is 23.00 Brazilian reais (“R$”) per Preferred Share (for reference, equivalent to approximately U.S.$13.11 per ADS based on the average of the buy and sell U.S. dollar-Brazilian real exchange rates indicated under “transaction PTAX 800, Option 5” published by the Central Bank of Brazil through the SISBACEN system at 7:00 p.m., Brasília time, on August 27, 2010, which was U.S. $1.00 = R$1.7540) in cash, net of the stock exchange and settlement fee of 0.035% of the purchase price received by a holder (as described in the Offer to Purchase) described in the Offer to Purchase, any applicable brokerage fees or commissions and applicable withholding taxes. ADS holders tendering through The Bank of New York Mellon, as receiving agent, will receive payment in U.S. dollars, net of expenses for converting Brazilian reais to U.S. dollars and fees associated with the cancellation of the ADSs representing Preferred Shares purchased in the Offer.  The Offer is being made upon the terms and subject to the conditions set forth in the offer to purchase dated August 30, 2010 (“Offer to Purchase”) and the related letter of transmittal, which are filed as exhibits to the combined Schedule TO and Schedule 13E-3 filed by Embratel, dated August 30, 2010.

Net Serviços intends to make information relating to the Offer available on the Internet at http://ir.netservicos.com.br.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Item 3, on the date of the filing of this Statement, there is no material agreement, arrangement or understanding or any actual or potential conflict of interest between Net Serviços and its affiliates, on the one hand, and (i) the executive officers, directors or affiliates of Net Serviços or (ii) Embratel or its executive officers, directors or affiliates, on the other hand.

                Shareholders’ Agreements

In March 2005, Globo Comunicação e Participações S.A. (“Globo”) and Distel Holdings S.A. (“Distel”, and together with Globo, “Grupo Globo”), Embratel, Embrapar and GB Empreendimentos e Participações S.A. (“GB”), together with the parent company of Embratel and Embrapar, Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”), entered into a shareholders’ agreement, and Grupo Globo and Telmex Internacional entered into a separate shareholders’ agreement with respect to GB (these shareholders’ agreements together the “shareholders’ agreements”).  The shareholders’ agreements contain provisions relating to, among other things, the transfer of Net Serviços’ shares and of the shares issued by GB, rights of first refusal and governance, including the right of each of Grupo Globo, Telmex Internacional and GB to appoint members to Net Serviços’ board of directors and board of executive officers.

Current Brazilian law requires that private legal entities providing cable television have at least 51% of their voting capital controlled by Brazilian citizens or naturalized Brazilian citizens for over ten years, or by companies incorporated in Brazil controlled by Brazilian citizens or naturalized Brazilian citizens for over ten years. Due to this restriction, Telmex Internacional and its subsidiaries, such as Embrapar, are not permitted to own a controlling interest in Net Serviços.  Under the terms of the shareholders’ agreements, in the event Brazilian law changes so that a foreign controlled entity is permitted to own a controlling interest in a Brazilian cable company, Embrapar would have the right to acquire from Grupo Globo, and Grupo Globo would have the right to cause Embrapar together to purchase from Grupo Globo, subject to certain conditions, an additional interest in the voting capital of GB that would give Embrapar, through GB, control over 51% of Net Serviços’ voting common shares.  Following such a transfer, Grupo Globo would continue to hold a significant minority stake in Net Serviços, directly and through its stake in GB, and so long as Grupo Globo held directly or indirectly a specified minimum level of Net Serviços’ common shares, it would continue to have the consent and other rights under the shareholders’ agreements, as described below.

Right of first refusal and transfer of shares.  The shareholders’ agreements establish specific rules for the transfer of shares of Net Serviços and GB shares.  In the event that one of the shareholders party to the shareholders’ agreements intends to transfer its shares, such shareholder is required to notify in writing the other shareholders party to the shareholders’ agreements in order to enable them to exercise their right of first refusal.  Under the shareholders’ agreements, transfers to Net Serviços’ competitors, as defined in the shareholders’ agreements, are not permitted.  Furthermore, the shareholders party to the shareholders’ agreements may not encumber or otherwise create any liens on Net Serviços’ shares or the shares of GB, except under limited circumstances.

Previous meetings.  The shareholders’ agreements provide that a previous meeting of the representatives of Grupo Globo and Telmex Internacional must be held prior to each of Net Serviços’, or any of its subsidiaries’, general shareholders meetings or board of directors meetings at which a material matter is to be considered.  The previous meeting is to establish the position that will be adopted at the general shareholders meeting or board of directors meeting, as the case may be, by the shareholders party to the shareholders’ agreements.  Material matters (as described below) must be approved at a previous meeting by the affirmative vote of shareholders party to the shareholders’ agreements.  The shareholders are then required to vote or instruct their respective directors to vote, as the case may be, in accordance with the outcome of the vote at such previous meeting.

Material matters.  The shareholders’ agreements require the approval of Embrapar, or if Embrapar is allowed by a change in Brazilian law to acquire control over a majority of the common shares of Net Serviços, the approval of Grupo Globo, at a previous meeting as described above for specified material matters.  These material matters include certain extraordinary corporate transactions relating to Net Serviços, including certain business combinations, the disposition or acquisition of assets in excess of specified thresholds and dissolving or liquidating Net Serviços; changes to specified commercial arrangements to which Net Serviços is party, including certain programming and network arrangements, affiliate transactions and pay-television concession matters; and other matters such as deregistering Net Serviços as a public company, changing its corporate purpose and determining the compensation and benefits of its key employees.  The approval rights are subject to maintaining specified minimum levels of shareholdings in Net Serviços.

Tag-along rights.  Under the shareholders’ agreements, in the event of a sale of control of Net Serviços by any shareholder party to the shareholders’ agreements, the purchaser must agree to undertake a public offering to purchase the shares of the remaining shareholders within a period of no more than 90 days at the same price and under the payment conditions offered to the selling shareholder.

Furthermore, in the event that one of the shareholders party to the shareholders’ agreements disposes of all or any part of its common shares of Net Serviços or its GB shares, the other shareholders party to the shareholders’ agreements will have the right to require such selling shareholder to include in the sale such other shareholders’ common shares of Net Serviços or GB shares, as the case may be, subject to the same price and payment conditions; provided that, if the number of the common shares of Net Serviços or GB shares, as the case may be, shares exceeds the number of such shares the purchaser is willing to acquire, the number of common shares of Net Serviços or GB shares, as the case may be, sold will be reduced proportionately for each selling shareholder.

Board of directors (Conselho de Administração).  The Net Serviços shareholders’ agreement requires that Net Serviços’ board of directors be comprised of eleven sitting directors and an equal number of alternate directors, all of whom must, as required by Brazilian law, be shareholders of Net Serviços. Based on current share ownership by parties to the Net Serviços shareholders' agreement, (i) one sitting director and the respective alternate director are elected, and can be dismissed, by Grupo Globo; (ii) three sitting directors and the three respective alternate directors, are elected, and can be dismissed, by Embratel and Embrapar, which are controlled by Telmex Internacional; (iii) one independent director and the respective alternate director are nominated by Embrapar and elected, and can be dismissed by, the parties to the Net Serviços shareholders’ agreement; and (iv) six sitting directors and their respective alternate directors are elected, and can be dismissed, by GB, which is currently controlled by Grupo Globo. In addition to the directors elected pursuant to the Net Serviços shareholders’ agreement, one director is elected directly by the preferred shareholders not parties to such shareholders agreement.

In the event that shareholders that are not parties to the shareholders’ agreements become entitled to representation on Net Serviços’ board of directors, the total number of members of Net Serviços’ board of directors will be recalculated, but in no event shall Net Serviços’ board of directors be comprised of fewer than eleven members.  Furthermore, shareholders owning more than 50% of the common shares of Net Serviços subject to the shareholders’ agreements will always be entitled to appoint (and remove) at least a majority of the members of Net Serviços’ board of directors.

Board of officers (Diretoria).  The shareholders’ agreements provide that Net Serviços’ board of officers and the board of officers of each company controlled by Net Serviços will be comprised, except under certain circumstances, of the following three executive officers:  (i) Chief Executive Officer, (ii) Chief Operating Officer and (iii) Chief Financial Officer.  Telmex Internacional has the right to appoint and remove the Chief Operating Officer.  Otherwise these officers are appointed, and may be removed by, any shareholder that has control of over 50% of the total amount of Net Serviços’ common stock governed by the shareholders’ agreements.

Business covenants.  Under the shareholders’ agreements and subject to certain ownership requirements, Telmex Internacional will agree not to, and not to cause a related party to, own, conduct or participate in the management of any broadcast television or pay-television distribution platform (other than Net Serviços’ and except under certain circumstances) or content production businesses (other than those specified in the shareholders’ agreements) in Brazil.

Term.  The shareholders’ agreements shall be valid and effective so long as each of Grupo Globo and Embrapar owns (including through GB according to a formula incorporating adjusted interest), directly or indirectly, at least 153,759,717 (10,250,648 given the reverse split effective on August 1, 2006) of the common shares of Net Serviços, irrespective of the percentage ownership represented by such common shares.

Other.  Under certain circumstances, Grupo Globo may exchange the common shares of Net Serviços or its GB shares for preferred shares issued by Net Serviços.  In the case of an exchange of the common shares of Net Serviços, the ratio for exchange will be one common share to one preferred share. In the case of an exchange of GB shares, the number of preferred shares to be delivered to Grupo Globo will be determined according to a formula incorporating adjusted interest.  In either type of exchange, all shareholders party to the shareholders’ agreements are required to waive their rights of first refusal and tag-along rights, as the case may be.

Together, Grupo Globo and Telmex Internacional, directly or through their respective affiliates, currently own 99.4% of Net Serviços’ common shares, with Grupo Globo continuing to control, through GB, a majority of Net Serviços’ outstanding common shares, although Embratel and Embrapar, together, have significant veto rights under the shareholders’ agreements.

This summary of the shareholders’ agreements does not purport to be complete and is qualified in its entirety by reference to such agreements, and the amendments thereto, which are Exhibits (e)(1), (e)(2), (e)(3),
(e)(4) and (e)(5) to this Statement and are incorporated herein by reference.

                Fixed-Line Telephony and Small and Medium Business Services

Net Serviços entered into agreements in 2006 with Embratel to offer fixed-line telephony services and small and medium business services.  With these fixed-line telephony services, Net Serviços offers triple play (pay-television, broadband Internet and fixed-line telephony) service for households that are covered by Net Serviços’ bidirectional network.  With these small and medium business services, Net Serviços provides broadband Internet and fixed-line telephony services for potential small- and medium-sized businesses that are covered by its bidirectional network.

According to the agreement governing fixed-line telephony services, as amended, Net Serviços is responsible for managing the operation of such services.  Embratel, which owns the licenses to provide fixed-line telephony services, is responsible for investments in infrastructure to offer the services and provides customer service expertise for the fixed-line telephony business.  Pursuant to the agreement governing fixed-line telephony services, as amended, Net Serviços and Embratel share fixed-line telephony services operating results, calculated by subtracting taxes on revenues, interconnection fees and costs incurred in connection with defaulting end users from gross fixed-line telephony revenues.  This summary of the agreement governing fixed-line telephony services does not purport to be complete and is qualified in its entirety by reference to the Services Agreement and Other Covenants with Empresa Brasileira de Telecomunicações S.A. – Embratel and its addenda, which are Exhibits (e)(6), (e)(7), (e)(8), (e)(9) and (e)(10)  to this Statement and are incorporated herein by reference.

According to the agreement governing small and medium business services, as amended, Net Serviços maintains the infrastructure to provide to Embratel corporate internet protocol access telecommunication services, including certain equipment and general field services.  Embratel offers broadband Internet and fixed-line telephony services, provides certain required equipment and adapts and manages its information technology systems and applications for services for small and medium business.

This summary of the agreement governing small and medium business services does not purport to be complete and is qualified in its entirety by reference to the Telecommunications Service Agreement under the Industrial Exploration Regime and Other Covenants and the first addendum thereto, which are Exhibits (e)(16) and (e)(17) to this Statement and are incorporated herein by reference.

Net Serviços’ net sales from fixed line telephony services and small and medium business services amounted to R$391.6 million and R$273.8 million for the years ended December 31, 2009 and 2008, respectively.

                Internet Services and Indefeasible Rights Agreements

On June 26, 2003, Net Serviços entered into an agreement with Embratel to acquire access to Embratel’s global Internet network, with full internet protocol connectivity and guaranteed and unshared bandwidth, connecting Net Serviços’ network to the Internet through  private lines.  This contract enables Net Serviços to provide broadband Internet services.  This contract has been amended several times to include certain of Net Serviços’ subsidiaries and to update prices and bandwidth capacities to access the Internet.  This summary does not purport to be complete and is qualified in its entirety by reference to the Commitment Letter for Provision of Internet Services to be Provided by Embratel and the addenda thereto, which are Exhibits (e)(13), (e)(14) and (e)(15) to this Statement and are incorporated herein by reference.

On December 29, 2009, Net Serviços entered into indefeasible rights agreements with Embratel, each with a term of five years beginning on December 1, 2009, to (i) use Embratel’s network for the provision of Net Serviços’ broadband Internet service in exchange for a one-time payment in the amount of R$849.6 million; and (ii) allow Embratel to use Net Serviços’ transmission capacity in local accesses in Net Serviços’ hybrid fiber-coaxial network to provide fixed telephony services in exchange for a one-time payment in the amount of R$873.5 million.  This summary of the indefeasible rights agreements does not purport to be complete and is qualified in its entirety by reference to such agreements, which are Exhibits (e)(11) and (e)(12) to this Statement and are incorporated herein by reference.

                Loan Agreement with Banco Inbursa S.A.

On June 19, 2008, Net Serviços entered into a loan and guaranty agreement with Banco Inbursa S.A., an affiliate of Telmex Internacional, and certain of subsidiaries of Net Serviços as guarantors (the “Loan and Guaranty Agreement”).  The Loan and Guaranty Agreement provides for a US$200 million term loan facility (“Term Credit Facility”) guaranteed by Net Serviços’ subsidiaries that are a party thereto.  Interest on borrowings under the Term Credit Facility accrues at a rate of 7.875% per annum and is payable in arrears on April 15 and October 15 of each year.  On June 24, 2008, Net Serviços drew down the full amount available under the Term Credit Facility.  The Term Credit Facility matures on June 18, 2019 and amortizes in three equal installments as follows: one third on June 18, 2017, one third on June 18, 2018 and one third on June 18, 2019.  The Term Credit Facility is pre-payable in whole or in part, at any time after the fifth anniversary of the draw date, together with accrued and unpaid interest on the amount prepaid plus certain prepayment fees.  Net Serviços paid Banco Inbursa S.A. a fee of US$1.2 million in connection with entry into the Loan and Guaranty Agreement, which was deferred and will be amortized over the term of the facility using the interest method.  This summary of the Loan and Guaranty Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is filed as Exhibit (e)(20) to this Statement and is incorporated herein by reference.

                Optical Fiber Lease Agreement

On November 22, 2005, Net Serviços entered into an agreement with Embratel (the “Optical Fiber Lease Agreement”), pursuant to which Net Serviços and certain of its subsidiaries lease new and surplus optical fibers, i.e., disconnected optical fibers, to Embratel for an initial term of 10 years.  Lease payments under the Optical Fiber Lease Agreement are made on a monthly basis and are calculated based on use.  The Optical Fiber Lease Agreement, as amended, prohibits Embratel from providing certain pay-TV and residential broadband services through the subject optical fibers and prohibits Net Serviços from providing certain voice and corporate broadband services through the subject optical fibers.  Under the Optical Fiber Lease Agreement, Embratel has a right of first refusal to acquire Net Serviços’ optical fiber network should Net Serviços decide to sell it or any part thereof. This summary of the Optical Fiber Lease Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement and the first amendment thereto, which are filed as Exhibits (e)(18) and (e)(19) to this Statement and are incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

At a meeting held on September 14, 2010, the board of directors of Net Serviços decided that Net Serviços would express no opinion and remain neutral with respect to the Offer and would advise each holder of Preferred Shares (including Preferred Shares represented by ADSs) to make his or her own decision as to whether or not to tender into the Offer and, if so, the number of Preferred Shares (including Preferred Shares represented by ADSs) to tender.

In determining that Net Serviços would express no opinion and remain neutral with respect to the Offer, Net Serviços’ board of directors noted that Brazilian law, which governs the duties and obligations of Net Serviços’ board of directors, does not impose any fiduciary or other duty or obligation on Net Serviços or Net Serviços’ board of directors to seek or obtain any particular price or a fair price in the Offer, to approve or disapprove the Offer, to make any statement or recommendation or to otherwise play any role in connection with the Offer.  Furthermore,

Brazilian law does not impose any fiduciary or other duty or obligation on Net Serviços or Net Serviços’ board of directors to make any determination or analysis regarding the Offer or the Offer price, including whether or not the terms of the Offer or the Offer price is fair to unaffiliated securityholders, nor does it require either of them to obtain, or retain any outside person to prepare, any report, opinion or appraisal relating to the value of Net Serviços, the Preferred Shares or the ADSs or the fairness of the Offer or to negotiate on behalf of the unaffiliated security holders.

To the extent known to Net Serviços after making reasonable inquiry, one director intends to tender all Preferred Shares held by her that are available to be sold, one director has stated that he is undecided whether he will tender the Preferred Shares held by him and one director does not intend to tender the Preferred Shares held by her. Net Serviços has also been informed that Globo is undecided whether it will tender the Preferred Shares held by it.

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used.

Neither Net Serviços nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to holders of Preferred Shares (including Preferred Shares represented by ADSs) on Net Serviços’ behalf with respect to the Offer.

Item 6.  Interest in Securities of the Subject Company.

No transaction in the Preferred Shares or ADSs has been effected since July 1, 2010 (60 days prior to the date of the Offer to Purchase) by Net Serviços, Net Serviços’ subsidiaries or, to Net Serviços’ best knowledge, any of Net Serviços’ executive officers, directors or affiliates.  To Net Serviços’ best knowledge and based on the information provided by Embratel in the Offer to Purchase, none of Embratel or any person who may be deemed to control Embratel has engaged in transactions in Preferred Shares or ADSs since the same date.

Item 7.  Purposes of the Transaction and Plans or Proposals.

Net Serviços is not undertaking or engaged in any negotiations in response to the Offer which relate to (i) a tender offer or other acquisition of Net Serviços’ securities by Net Serviços, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Net Serviços or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Net Serviços or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Net Serviços.

There are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

The information included in the exhibits referred to in Item 9 is incorporated by reference herein.

Item 9. Exhibits

Exhibit No.	Description
a(1)

Material Fact re: Notice of Voluntary Public Tender Offer by Embratel, published by Net Serviços on August 5, 2010 (incorporated herein by reference to Form 6-K, No. 000-28860, furnished to the SEC on August 6, 2010).

a(2)

Material Fact re: Republication of Notice of Voluntary Public Tender Offer by Embratel, published by Net Serviços on August 20, 2010 (incorporated herein by reference to Form 6-K, No. 000-28860, furnished to the SEC on August 20, 2010).

a(3)

Notice of Voluntary Public Tender Offer for Acquisition of All Preferred Shares of  Net Serviços, published by Embratel on August 20, 2010 (incorporated herein by reference to Schedule TO, No. 005-84654, filed with the SEC on August 20, 2010).

a(4)

Offer to Purchase for Cash any and all Preferred Shares of Net Serviços, published by Embratel on August 30, 2010 (incorporated herein by reference to Exhibit A(1)(i) of Schedule TO, No. 005-84654, filed with the SEC on August 30, 2010)

a(5)	Form of ADS Letter of Transmittal, published by Embratel on August 30, 2010 (incorporated herein by reference to Exhibit A(1)(ii) of Schedule TO, No. 005-84654, filed with the SEC on August 30, 2010)
a(6)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, published by Embratel on August 30, 2010 (incorporated herein by reference to Exhibit A(1)(iii) of Schedule TO, No. 005-84654, filed with the SEC on August 30, 2010)

a(7)	Form of Letter to Clients, published by Embratel on August 30, 2010 (incorporated herein by reference to Exhibit A(1)(iv) of Schedule TO, No. 005-84654, filed with the SEC on August 30, 2010)
a(8)	Summary Advertisement published on August 30, 2010, in The New York Times (incorporated herein by reference to Exhibit A(1)(vi) of Schedule TO, No. 005-84654, filed with the SEC on August 30, 2010)
a(9)

Notice to Investors filed with the Comissão de Valores Mobiliários, the Brazilian Securities Commission, on August 31, 2010 (English language translation) (incorporated herein by reference to Exhibit A(1)(vii) of Amendment 1 to Schedule TO, No. 005-84654, filed with the SEC on September 2, 2010)

a(10)

Amendment No. 1 to Offer to Purchase for Cash any and all Preferred Shares of Net Serviços, published by Embratel on September 2, 2010 (incorporated herein by reference to Amendment No. 1 to Schedule TO, No. 005-84654, filed with the SEC on September 2, 2010)

e(1)

Shareholders’ Agreement, dated as of March 21, 2005, among Globo Comunicações e Participações S.A., Distel Holding S.A, Latam do Brasil Participações S.A., GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as an intervening party (English-language translation) (incorporated herein by reference to Form 6-K, No. 000-28860, filed with the SEC on April 8, 2005).

e(2)

First Amendment to the Shareholders’ Agreement, dated as of March 21, 2005, among Globo Comunicações e Participações S.A., Distel Holding S.A, Latam  do Brasil Participações S.A., GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as an intervening party (English-language translation) (incorporated herein by reference to Form 6-K, No. 000-28860, filed with the SEC on September 6, 2006).

e(3)

Second Amendment to the Shareholders’ Agreement, dated as of April 28, 2006, among Globo Comunicação e Participações S.A., Distel Holding S.A, Embratel Participações S.A., GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as an intervening party (English-language translation) (incorporated herein by reference to Form 6-K, No. 000-28860, filed with the SEC on August 5, 2010).

e(4)

Third Amendment to the Shareholders’ Agreement, dated as of September 18, 2009, among Globo Comunicação e Participações S.A., Distel Holding S.A, Embratel Participações S.A., Empresa Brasileira de Telecomunicações  S.A. – EMBRATEL,  GB Empreendimentos e Participações S.A. and Telmex Internacional, S.A.B.  de C.V., as an intervening party (English-language translation) (incorporated herein by reference to Form 6-K, No. 000-28860, filed with the SEC on August 5, 2010).

e(5)

Shareholders’ Agreement, dated as of March 21, 2005, among Globo Comunicações e Participações S.A., Distel Holdings S.A., Latam do Brasil Participações S.A. and GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as intervening parties, (English language translation) (incorporated herein by reference to Exhibit 4.2 to Embrapar's Annual Report on Form 20-F, No. 001-14499, filed with the SEC on July 14, 2006), along with Attachment I, Net’s Shareholders’ Agreement (English language translation) (incorporated herein by reference to Form 6-K, No. 000-28860, filed with the SEC on April 8, 2005) and Attachment II, By-laws of GB Empreendimentos e Participações S.A. (English language translation) (incorporated herein by reference to Exhibit 4.2 to Embrapar's Annual Report on Form 20-F, No. 001-14499, filed with the SEC on July 14, 2006)

e(6)

Services Agreement and Other Covenants with Empresa Brasileira de Telecomunicações S.A. – Embratel, dated as of December, 2006 (English-language translation) (incorporated herein by reference to Exhibit 4.10 to Net Serviços’ Annual Report on Form 20-F, No. 000-28860, filed with the SEC on June 30, 2008).

e(7)

First addendum to the Services Agreement and Other Covenants with Embratel, dated July 31, 2007 (English-language translation) (incorporated herein by reference to Exhibit 4.5 to Net Serviços’ Annual Report on Form 20-F, No. 000-28860, filed with the SEC on May 21, 2010).

e(8)

Second addendum to the Services Agreement and Other Covenants with Embratel, dated April 10, 2008 (English-language translation) (incorporated herein by reference to Exhibit 4.6 to Net Serviços’ Annual Report on Form 20-F, No. 000-28860, filed with the SEC on May 21, 2010).

e(9)

Third addendum to the Services Agreement and Other Covenants with Embratel, dated September 25, 2009 (English-language translation) (incorporated herein by reference to Exhibit 4.7 to Net Serviços’ Annual Report on Form 20-F, No. 000-28860, filed with the SEC on May 21, 2010).

e(10)

Fourth addendum to the Services Agreement and Other Covenants with Embratel, dated December 29, 2009 (English-language translation) (incorporated herein by reference to Exhibit 4.8 to Net Serviços’ Annual Report on Form 20-F, No. 000-28860, filed with the SEC on May 21, 2010).

e(11)

Indefeasible Right Agreement of transmission capacity in local accesses by Embratel to be provided by Net Serviços, dated December 29, 2009 (English-language translation) (incorporated herein by reference to Exhibit 4.9 to Net Serviços’ Annual Report on Form 20-F, No. 000-28860, filed with the SEC on May 21, 2010).

e(12)

Indefeasible Right Agreement of transmission capacity in Internet accesses by Net Serviços to be provided by Embratel, dated December 29, 2009 (English-language translation) (incorporated herein by reference to Exhibit 4.10 to Net Serviços’ Annual Report on Form 20-F, No. 000-28860, filed with the SEC on May 21, 2010).

e(13)

Commitment Letter for provision of Internet services to be provided by Embratel, dated June 26, 2003 (English-language translation) (incorporated herein by reference to Exhibit 4.11 to Net Serviços’ Annual Report on Form 20-F, No. 000-28860, filed with the SEC on May 21, 2010).

e(14)

Addendum to the commitment letter for provision of Internet services to be provided by Embratel, dated November 17, 2009 (English-language translation) (incorporated herein by reference to Exhibit 4.12 to Net Serviços’ Annual Report on Form 20-F, No. 000-28860, filed with the SEC on May 21, 2010).

e(15)

Addendum to the commitment letter for provision of Internet services to be provided by Embratel, dated December 29, 2009 (English-language translation) (incorporated herein by reference to Exhibit 4.13 to Net Serviços’ Annual Report on Form 20-F, No. 000-28860, filed with the SEC on May 21, 2010).

e(16)

Telecommunications Service Agreement under the Industrial Exploration Regime and Other Covenants, dated December 7, 2006 (English-language translation) (incorporated herein by reference to Exhibit 4.14 to Net Serviços’ Annual Report on Form 20-F, No. 000-28860, filed with the SEC on May 21, 2010).

e(17)

First Addendum to the Telecommunications Service Agreement under the Industrial Exploration Regime and Other Covenants, dated April 18, 2008 (English-language translation) (incorporated herein by reference to Exhibit 4.15 to Net Serviços’ Annual Report on Form 20-F, No. 000-28860, filed with the SEC on May 21, 2010).

e(18)	Optical Fiber Lease Agreement, dated November 22, 2005 (English-language translation)
e(19)	First Amendment to the Optical Fiber Lease Agreement, dated August 29, 2008 (English-language translation)
e(20)	Loan and Guaranty Agreement, dated June 19, 2008, among Banco Inbursa S.A., Net Serviços and the guarantor subsidiaries parties thereto.
G	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

NET SERVIÇOS DE COMUNICAÇÃO S.A. By: /s/ José Antônio Guaraldi Félix Name: José Antônio Guaraldi Félix Title: Chief Executive Officer

Dated: September 14, 2010

EXHIBIT INDEX

Exhibit No.	Description
a(1)

Material Fact re: Notice of Voluntary Public Tender Offer by Embratel, published by Net Serviços on August 5, 2010 (incorporated herein by reference to Form 6-K, No. 000-28860, furnished to the SEC on August 6, 2010).

a(2)

Material Fact re: Republication of Notice of Voluntary Public Tender Offer by Embratel, published by Net Serviços on August 20, 2010 (incorporated herein by reference to Form 6-K, No. 000-28860, furnished to the SEC on August 20, 2010).

a(3)

Notice of Voluntary Public Tender Offer for Acquisition of All Preferred Shares of  Net Serviços, published by Embratel on August 20, 2010 (incorporated herein by reference to Schedule TO, No. 005-84654, filed with the SEC on August 20, 2010).

a(4)

Offer to Purchase for Cash any and all Preferred Shares of Net Serviços, published by Embratel on August 30, 2010 (incorporated herein by reference to Exhibit A(1)(i) of Schedule TO, No. 005-84654, filed with the SEC on August 30, 2010)

a(5)	Form of ADS Letter of Transmittal, published by Embratel on August 30, 2010 (incorporated herein by reference to Exhibit A(1)(ii) of Schedule TO, No. 005-84654, filed with the SEC on August 30, 2010)
a(6)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, published by Embratel on August 30, 2010 (incorporated herein by reference to Exhibit A(1)(iii) of Schedule TO, No. 005-84654, filed with the SEC on August 30, 2010)

a(7)	Form of Letter to Clients, published by Embratel on August 30, 2010 (incorporated herein by reference to Exhibit A(1)(iv) of Schedule TO, No. 005-84654, filed with the SEC on August 30, 2010)
a(8)	Summary Advertisement published on August 30, 2010, in The New York Times (incorporated herein by reference to Exhibit A(1)(vi) of Schedule TO, No. 005-84654, filed with the SEC on August 30, 2010)
a(9)

Notice to Investors filed with the Comissão de Valores Mobiliários, the Brazilian Securities Commission, on August 31, 2010 (English language translation) (incorporated herein by reference to Exhibit A(1)(vii) of Amendment 1 to Schedule TO, No. 005-84654, filed with the SEC on September 2, 2010)

a(10)

Amendment No. 1 to Offer to Purchase for Cash any and all Preferred Shares of Net Serviços, published by Embratel on September 2, 2010 (incorporated herein by reference to Amendment No. 1 to Schedule TO, No. 005-84654, filed with the SEC on September 2, 2010)

e(1)

Shareholders’ Agreement, dated as of March 21, 2005, among Globo Comunicações e Participações S.A., Distel Holding S.A, Latam do Brasil Participações S.A., GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as an intervening party (English-language translation) (incorporated herein by reference to Form 6-K, No. 000-28860, filed with the SEC on April 8, 2005).

e(2)

First Amendment to the Shareholders’ Agreement, dated as of March 21, 2005, among Globo Comunicações e Participações S.A., Distel Holding S.A, Latam  do Brasil Participações S.A., GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as an intervening party (English-language translation) (incorporated herein by reference to Form 6-K, No. 000-28860, filed with the SEC on September 6, 2006).

e(3)

Second Amendment to the Shareholders’ Agreement, dated as of April 28, 2006, among Globo Comunicação e Participações S.A., Distel Holding S.A, Embratel Participações S.A., GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as an intervening party (English-language translation) (incorporated herein by reference to Form 6-K, No. 000-28860, filed with the SEC on August 5, 2010).

e(4)

Third Amendment to the Shareholders’ Agreement, dated as of September 18, 2009, among Globo Comunicação e Participações S.A., Distel Holding S.A, Embratel Participações S.A., Empresa Brasileira de Telecomunicações  S.A. – EMBRATEL,  GB Empreendimentos e Participações S.A. and Telmex Internacional, S.A.B.  de C.V., as an intervening party (English-language translation) (incorporated herein by reference to Form 6-K, No. 000-28860, filed with the SEC on August 5, 2010).

e(5)

Shareholders’ Agreement, dated as of March 21, 2005, among Globo Comunicações e Participações S.A., Distel Holdings S.A., Latam do Brasil Participações S.A. and GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as intervening parties, (English language translation) (incorporated herein by reference to Exhibit 4.2 to Embrapar's Annual Report on Form 20-F, No. 001-14499, filed with the SEC on July 14, 2006), along with Attachment I, Net’s Shareholders’ Agreement (English language translation) (incorporated herein by reference to Form 6-K, No. 000-28860, filed with the SEC on April 8, 2005) and Attachment II, By-laws of GB Empreendimentos e Participações S.A. (English language translation) (incorporated herein by reference to Exhibit 4.2 to Embrapar's Annual Report on Form 20-F, No. 001-14499, filed with the SEC on July 14, 2006)

e(6)

Services Agreement and Other Covenants with Empresa Brasileira de Telecomunicações S.A. – Embratel, dated as of December, 2006 (English-language translation) (incorporated herein by reference to Exhibit 4.10 to Net Serviços’ Annual Report on Form 20-F, No. 000-28860, filed with the SEC on June 30, 2008).

e(7)

First addendum to the Services Agreement and Other Covenants with Embratel, dated July 31, 2007 (English-language translation) (incorporated herein by reference to Exhibit 4.5 to Net Serviços’ Annual Report on Form 20-F, No. 000-28860, filed with the SEC on May 21, 2010).

e(8)

Second addendum to the Services Agreement and Other Covenants with Embratel, dated April 10, 2008 (English-language translation) (incorporated herein by reference to Exhibit 4.6 to Net Serviços’ Annual Report on Form 20-F, No. 000-28860, filed with the SEC on May 21, 2010).

e(9)

Third addendum to the Services Agreement and Other Covenants with Embratel, dated September 25, 2009 (English-language translation) (incorporated herein by reference to Exhibit 4.7 to Net Serviços’ Annual Report on Form 20-F, No. 000-28860, filed with the SEC on May 21, 2010).

e(10)

Fourth addendum to the Services Agreement and Other Covenants with Embratel, dated December 29, 2009 (English-language translation) (incorporated herein by reference to Exhibit 4.8 to Net Serviços’ Annual Report on Form 20-F, No. 000-28860, filed with the SEC on May 21, 2010).

e(11)

Indefeasible Right Agreement of transmission capacity in local accesses by Embratel to be provided by Net Serviços, dated December 29, 2009 (English-language translation) (incorporated herein by reference to Exhibit 4.9 to Net Serviços’ Annual Report on Form 20-F, No. 000-28860, filed with the SEC on May 21, 2010).

e(12)

Indefeasible Right Agreement of transmission capacity in Internet accesses by Net Serviços to be provided by Embratel, dated December 29, 2009 (English-language translation) (incorporated herein by reference to Exhibit 4.10 to Net Serviços’ Annual Report on Form 20-F, No. 000-28860, filed with the SEC on May 21, 2010).

e(13)

Commitment Letter for provision of Internet services to be provided by Embratel, dated June 26, 2003 (English-language translation) (incorporated herein by reference to Exhibit 4.11 to Net Serviços’ Annual Report on Form 20-F, No. 000-28860, filed with the SEC on May 21, 2010).

e(14)

Addendum to the commitment letter for provision of Internet services to be provided by Embratel, dated November 17, 2009 (English-language translation) (incorporated herein by reference to Exhibit 4.12 to Net Serviços’ Annual Report on Form 20-F, No. 000-28860, filed with the SEC on May 21, 2010).

e(15)

Addendum to the commitment letter for provision of Internet services to be provided by Embratel, dated December 29, 2009 (English-language translation) (incorporated herein by reference to Exhibit 4.13 to Net Serviços’ Annual Report on Form 20-F, No. 000-28860, filed with the SEC on May 21, 2010).

e(16)

Telecommunications Service Agreement under the Industrial Exploration Regime and Other Covenants, dated December 7, 2006 (English-language translation) (incorporated herein by reference to Exhibit 4.14 to Net Serviços’ Annual Report on Form 20-F, No. 000-28860, filed with the SEC on May 21, 2010).

e(17)

First Addendum to the Telecommunications Service Agreement under the Industrial Exploration Regime and Other Covenants, dated April 18, 2008 (English-language translation) (incorporated herein by reference to Exhibit 4.15 to Net Serviços’ Annual Report on Form 20-F, No. 000-28860, filed with the SEC on May 21, 2010).

e(18)	Optical Fiber Lease Agreement, dated November 22, 2005 (English-language translation)
e(19)	First Amendment to the Optical Fiber Lease Agreement, dated August 29, 2008 (English-language translation)
e(20)	Loan and Guaranty Agreement, dated June 19, 2008, among Banco Inbursa S.A., Net Serviços and the guarantor subsidiaries parties thereto.
G	Not applicable.